

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2017

Richard Hue
Chief Executive Officer
Gripevine Inc.
1282A Cornwall Road
Oakville, Ontario Canada L6J 7W5

      Re: **Gripevine Inc.**
              Form 10-K for Fiscal Year Ended February 29, 2016
              Filed May 31, 2016
              File No. 333-196663

Dear Mr. Hue:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ James Allegretto

                         James Allegretto
                         Senior Assistant Chief Accountant
                         Office of Consumer Products